

HRPT Properties Trust

2001 Annual Report

ARLS
P.E. 12/31/01




HRP
HRPT
PROPERTIES TRUST

THE COMPANY

HRPT Properties Trust (HRPT or the Company) is a real estate investment trust (REIT) listed on the New York Stock Exchange that was formed in 1986 under the laws of the State of Maryland. Qualification as a REIT under the Internal Revenue Code enables the Company to distribute its income to shareholders without federal income tax liability to the Company. The Company had a real estate portfolio at December 31, 2001, totaling $2.6 billion, at cost, consisting of 190 properties in 27 states and the District of Columbia. The Company invests in income producing real estate including commercial office buildings, medical office buildings and government leased office buildings. The Company pays cash dividends on a quarterly basis.



Location of HRPT Properties


HRP
Listed
NYSE
THE NEW YORK STOCK EXCHANGE®

Financial Highlights

(amounts in thousands, except per share amounts)

INCOME STATEMENT DATA

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Revenues	$ 394,172	$ 405,006	$ 427,541	$ 356,554	$ 208,863
Income before gain on sale of properties and extraordinary item	84,953	118,791	105,555	146,656	112,204
Income before extraordinary item	84,953	143,366	113,862	146,656	115,102
Net income	82,804	142,272	113,862	144,516	114,000
Net income available for common shareholders [(1)]	65,962	142,272	113,862	144,516	114,000
Funds from operations [(2)]	162,798	183,947	224,816	211,715	146,312
Common distributions declared [(3)]	113,135	121,385	410,152	190,341	144,271
Weighted average common shares outstanding	130,253	131,937	131,843	119,867	92,168
PER COMMON SHARE:					
Income before gain on sale of properties and extraordinary item	$ 0.52	$ 0.90	$ 0.80	$ 1.22	$ 1.22
Income before extraordinary item	0.52	1.09	0.86	1.22	1.25
Net income available for common shareholders [(1)]	0.51	1.08	0.86	1.21	1.24
Common distributions declared [(3)]	0.87	0.92	3.05	1.52	1.46

BALANCE SHEET DATA

	At December 31,				
	2001	2000	1999	1998	1997
Real estate properties, at cost	$ 2,592,487	$ 2,546,023	$ 2,656,344	$ 2,956,482	$ 1,969,023
Real estate mortgages receivable, net	—	6,449	10,373	69,228	104,288
Equity investments	273,442	314,099	311,113	113,234	113,654
Total assets	2,805,426	2,900,143	2,953,308	3,064,057	2,135,963
Total indebtedness, net	1,097,217	1,302,950	1,349,890	1,132,081	787,879
Total shareholders' equity	1,656,500	1,529,212	1,522,467	1,827,793	1,266,260

(1) Net income available for common shareholders is net income reduced by preferred distributions.

(2) Funds From Operations ("FFO") as defined in the White Paper on Funds From Operations which was approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in March 1995 and as clarified from time to time, is "net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustment for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis." We consider FFO to be an appropriate measure of performance for an equity REIT, along with cash flow from operating activities, financing activities and investing activities, because it provides investors with an indication of an equity REIT's ability to incur and service debt, make capital expenditures, pay distributions and fund other cash needs. We compute FFO in accordance with the standards established by NAREIT including adjustments for our pro rata share of FFO of Hospitality Properties Trust ("HPT") and Senior Housing Properties Trust ("SNH"), but excluding unusual and non-recurring items, certain non-cash items, and gains on sales of undepreciated properties, which may not be comparable to FFO reported by other REITs that define the term differently. FFO does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, determined in accordance with GAAP, as an indication of financial performance or the cash flow from operating activities, determined in accordance with GAAP, or as a measure of liquidity.

(3) Includes non-recurring distributions of common shares of Five Star Quality Care, Inc. in 2001 and SNH in 1999. Regular cash distributions declared with respect to 2001 were $103,783, or $0.80 per share. Regular cash distributions declared with respect to 1999 were $184,665, or $1.40 per share.

HRPT Properties Trust

President's Letter to Shareholders

DEAR FELLOW SHAREHOLDERS,

During 2001, HRPT completed the repositioning program which began in 1999 when we spun out to shareholders our former nursing home division. As we enter 2002, the current recession in the US economy is creating challenges as well as value investing opportunities.

In 2001, we completed the financial repositioning of our company:

- In February, we successfully issued $200 million of perpetual preferred stock, one of the largest preferred stock issuances by any real estate investment trust.
- The proceeds of the preferred stock offering were used, in part, to retire two series of convertible debt which were scheduled to mature later in 2001 and in 2003.
- In April, we closed a new revolving bank credit facility which allows us to draw up to $425 million for general business purposes, including new property acquisitions. This credit facility may be expanded by an additional $200 million in certain circumstances.
- During the past year, we sold four smaller buildings, which we bought as part of portfolio transactions and which did not fit our long-term investment strategies. In total, since we began aggressively selling office assets in 2000, we disposed of nine properties and three land parcels for net proceeds of $165.2 million and realized capital gains of $24.6 million. In the future, we may selectively sell buildings, but at this time, we are no longer active sellers.
- Our asset sales and refinancing activities during 2000 and 2001 successfully addressed the concerns which had arisen about our capital structure as we disposed of nursing homes and repositioned HRPT as a REIT which owns office buildings. During 2001, both Moody's and S&P reviewed our capital structure and affirmed HRPT's investment grade ratings.

Our former subsidiary, Senior Housing Properties Trust (NYSE: SNH), which owns healthcare and senior living properties, also achieved significant improvements during the past year. Since the beginning of 2001, SNH has: raised over $670 million of new capital, including approximately $400 million of equity capital and $270 million of unsecured debt; stabilized a portfolio of 56 nursing homes which it repossessed from former tenants; distributed to its shareholders publicly listed shares of a new operating company which will tenant those nursing homes and other properties owned by SNH; and completed the acquisition for $600 million of 31 new up-market Marriott senior living communities. As a result of these activities, the 12.8 million shares of SNH which we own now represent 22% of SNH, down from 49% at the beginning of 2001. Also, the market value of our shares in SNH increased from $119.3 million at January 1, 2001, to $175.6 million at March 1, 2002.

We are beginning 2002 with guarded optimism. The dot.com implosion, the slowing economy and the cautionary business attitude fostered by the events of September 11th and the beginning of the war on terrorism have caused our rent rate growth to slow and created vacancies in some of our office properties, particularly in those markets which had a high concentration of technology tenants. At the same time, these same factors seem to be creating some new investment opportunities. Toward the end of 2001, for the first time in almost two years, we were able to purchase two buildings at prices we considered acceptable. The financial repositioning which we achieved during the past two years has afforded HRPT the flexibility to begin growing again. At this time, we are doing everything we can to retain our tenants and maintain occupancies, and we are actively pursuing several investment opportunities.

Thank you for your continued support and encouragement, especially during the transition period of the past two years.

Sincerely,



John A. Mannix
President
March 1, 2002

The following information should be read in conjunction with the accompanying consolidated financial statements and notes.

RESULTS OF OPERATIONS

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

Total revenues for the year ended December 31, 2001, decreased to $394.2 million from $405.0 million for the year ended December 31, 2000. Rental income decreased in 2001 by $13.4 million and interest and other income increased in 2001 by $2.6 million, compared to the prior period. Rental income decreased primarily because of the sale of four properties in 2001 and four properties during 2000 and a decline in property occupancy. Occupied office space decreased from 96% at December 31, 2000, to 92% at December 31, 2001. Interest and other income increased primarily as a result of higher cash balances invested in 2001 compared to 2000, resulting primarily from a preferred share offering completed in February 2001 and a debt financing completed in December 2000.

Total expenses for the year ended December 31, 2001, decreased to $304.5 million from $319.5 million for the year ended December 31, 2000. Included in total expenses for the 2001 period is the reversal of an impairment loss reserve recorded during 1999 totaling $4.0 million related to loans that were repaid in 2001. Operating expenses increased by $1.7 million primarily as a result of higher utility costs and real estate taxes, offset by a decrease in operating expenses from the sale of properties during 2001 and 2000. Interest expense decreased by $13.0 million during 2001 compared to the prior year period, primarily as a result of the repayment of debt in 2001. Depreciation and amortization increased by $2.0 million and general and administrative expenses decreased by $1.7 million. The increase in depreciation and amortization is due primarily to depreciation of capitalized building improvements, amortization of leasing fees, and the amortization of deferred financing fees incurred on our mortgages and senior note financings during 2001 and 2000, offset by the sale of properties during 2001 and 2000. The decrease in general and administrative expenses is due primarily to lower legal fees and the sale of properties.

Equity in earnings of equity investments decreased by $18.7 million for the year ended December 31, 2001, compared to the same period in 2000. For the year ended December 31, 2000, our equity in earnings of Senior Housing Properties Trust ("SNH") included $13.5 million representing our share of gain recognized by SNH on the sale of properties during 2000. The decrease is also due to lower earnings from SNH resulting from its settlement of tenant bankruptcies and its sale of properties in 2000. A loss on equity transactions of equity investments of $19.3 million was recognized from the issuance of common shares by both SNH and Hospitality Properties Trust ("HPT") during 2001. The loss primarily reflects common shares issued by SNH at a price below our per share carrying value.

Net income before preferred distributions decreased to $82.8 million for the 2001 period, from $142.3 million for the 2000 period. The decrease is due primarily to gains from the sale of properties in 2000 of $24.6 million which did not recur in 2001 and a $19.3 million loss recognized primarily from the issuance of common shares by SNH during 2001, the decrease in property occupancy, the write-off of deferred financing fees associated with debt that was repaid during 2001, the decrease in equity in earnings of SNH, offset by the reversal of an impairment loss reserve in 2001, the decrease in interest expense from the repayment of debt in 2001 and the increase in interest earned on financing proceeds received in December 2000 and interest earned on proceeds from the series A preferred shares issued during February 2001. Net income available for common shareholders is net income reduced by preferred distributions. Net income available for common shareholders per common share decreased to $0.51 in 2001 from $1.08 in 2000 reflecting the foregoing factors and the issuance of preferred shares in early 2001.

Funds from Operations ("FFO") for the year ended December 31, 2001, was $162.8 million compared to $183.9 million for the year ended December 31, 2000. The decrease in FFO is due primarily to assets sold during 2001 and 2000, the decrease in property occupancy, the decrease in FFO from SNH and distributions on series A preferred shares, offset by the decrease in interest expense from the repayment of debt in 2001 and the increase in interest earned on larger cash balances. A reconciliation of net income to FFO for the years ended December 31, 2001 and 2000, is as follows:

	Year Ended December 31,	
	2001	2000
Income before equity in earnings of equity investments, gain on sale of properties and extraordinary item	$ 89,659	$ 85,511
Depreciation	59,542	59,423
Impairment of assets reversal	(3,955)	–
FFO from equity investments	33,923	38,797
Non-cash expenses	471	216
Preferred distributions	(16,842)	–
FFO	$ 162,798	$ 183,947

Cash distributions declared for the years ended December 31, 2001 and 2000, were $103.8 million, or $0.80 per common share, and $121.4 million, or $0.92 per common share, respectively. Distributions paid in the first quarter of the year generally are based upon the prior year's operating results, but they are generally taxed to shareholders in the year when payment is made.

Cash flows provided by (used for) operating, investing and financing activities were $145.2 million, ($21.5) million and ($165.8) million, respectively, for the year ended December 31, 2001, and $154.5 million, $115.3 million and ($190.3) million, respectively, for the year ended December 31, 2000. Changes in all three categories between 2001 and 2000 are primarily related to assets sold in 2001 and 2000, the repayment of debt in 2001 and the issuance of preferred shares in 2001.

Cash flows provided by operating activities and cash available for distribution may not necessarily equal FFO as cash flow is affected by other factors not included in the FFO calculation, such as changes in assets and liabilities.

Year Ended December 31, 2000, Compared to Year Ended December 31, 1999

Total revenues for the year ended December 31, 2000, decreased to $405.0 million from $427.5 million for the year ended December 31, 1999. Rental income decreased by $15.2 million and interest and other income decreased by $7.3 million. Rental income decreased due to the spin-off of SNH in October 1999, offset by an increase from acquisitions made during 1999. Interest and other income decreased primarily as a result of the spin-off of SNH in 1999. Revenues from our office segment increased $53.8 million and revenues from our senior housing segment decreased $76.2 million. The increase in revenues from our office segment is due to office building acquisitions made during 1999. The decrease in revenues from our senior housing segment is due to the spin-off of SNH and the sale of properties in 1999.

Total expenses for the year ended December 31, 2000, increased to $319.5 million from $319.2 million for the year ended December 31, 1999. Operating expenses increased by $22.6 million primarily as a result of our increased investment in "gross leased" office buildings during 1999. Interest expense increased to $100.1 million for the year ended December 31, 2000, from $87.5 million for the year ended December 31, 1999, mainly due to greater borrowings outstanding during 2000 compared to 1999, and to a lesser extent an increase in interest rates on our floating rate debt. Depreciation and amortization and general and administrative expenses decreased in 2000 from 1999 as a result of the spin-off of SNH in 1999 and some property sales in 2000, offset by acquisitions made during 1999. Included in total expenses for 1999 are unusual and non-recurring items aggregating $23.7 million: $16.7 million represents SNH transaction costs, and $7.0 million represents the write-down to net realizable value of the carrying value of two real estate mortgages receivable and the carrying value of other assets.

On October 12, 1999, we spun-off 50.7% of our 100% owned subsidiary, SNH, by distributing 13.2 million common shares of SNH to our shareholders of record on October 8, 1999. SNH is a real estate investment trust. Since the spin-off, our investment in SNH has been accounted for using the equity method. Prior to the spin-off, the operating results and investments of SNH were included in our results of operations and total assets. Equity in earnings of equity investments increased in 2000 by $35.3 million primarily as a result of the spin-off of SNH. For the year ended December 31, 2000, our equity in earnings from SNH included $300,000 representing our share of net gain recognized by SNH from the settlement of tenant bankruptcies, $13.5 million representing our share of gain recognized by SNH on the sale of properties during 2000 and $1.7 million representing our share of non-recurring general and administrative expenses arising from tenant bankruptcies and foreclosures. The 1999 period includes a loss of $14.8 million representing our share of impairment losses recognized by SNH.

During the year ended December 31, 2000, we recognized gains on the sale of four office properties and three land parcels totaling $24.6 million. During 1999 we recognized gains on the sale of 14 properties totaling $8.3 million. During 2000 we also incurred a $1.1 million extraordinary loss from the write-off of deferred financing fees in connection with the redemption of all of our Remarketed Reset Notes and the repurchase of some of our convertible subordinated debentures due 2003.

Net income increased to $142.3 million, or $1.08 per basic and diluted share for the 2000 period, from $113.9 million, or $0.86 per basic and diluted share, for the 1999 period. The increase in net income is due primarily to the increase in equity in earnings of SNH, the gain from 2000 property sales and office building acquisitions made during 1999, offset by the spin-off of SNH in 1999 and unusual and non-recurring items recognized in 1999.

FFO for the year ended December 31, 2000, was $183.9 million compared to $224.8 million for the 1999 period. The decrease is primarily the result of the spin-off of SNH, offset by office building acquisitions made during 1999. FFO for 1999 excludes spin-off transaction costs of $16.7 million and the write-down in the carrying value of nursing home mortgages and other assets of $7.0 million. A reconciliation of net income to FFO for the years ended December 31, 2000 and 1999, is as follows:

	Year Ended December 31,	
	2000	1999
Income before equity in earnings (loss) of equity investments, gain on sale of properties and extraordinary item	$ 85,511	$ 108,331
Depreciation	59,423	70,080
FFO from equity investments	38,797	22,229
Non-recurring items	–	23,739
Non-cash expenses	216	437
FFO	$ 183,947	$ 224,816

Cash distributions declared for the years ended December 31, 2000 and 1999, were $121.4 million, or $0.92 per share, and $184.7 million, or $1.40 per share, respectively. Distributions paid in the first quarter of the year generally are based upon the prior year's operating results, but they are generally taxed to shareholders in the year when payment is made.

Cash flows provided by (used for) operating, investing and financing activities were $154.5 million, $115.3 million and ($190.3) million, respectively, for the year ended December 31, 2000, and $223.9 million, ($214.1) million and ($12.3) million, respectively, for the year ended December 31, 1999. Changes in all three categories between 2000 and 1999 are primarily related to asset sales in 2000, the spin-off of SNH and office building acquisitions in 1999.

Cash flows provided by operating activities and cash available for distribution may not necessarily equal FFO as cash flow is affected by other factors not included in the FFO calculation, such as changes in assets and liabilities.

This discussion includes references to Funds from Operations, or FFO. FFO, as defined in the White Paper on Funds From Operations which was approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in March 1995 and as clarified from time to time, is "net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustment for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis." We consider FFO to be an appropriate measure of performance for an equity REIT, along with cash flow from operating activities, financing activities and investing activities, because it provides investors with an indication of an equity REIT's ability to incur and service debt, make capital expenditures, pay distributions and fund other cash needs. We compute FFO in accordance with the standards established by NAREIT including adjustments for our pro rata share of FFO of HPT and SNH, but excluding unusual and non-recurring items, certain non-cash items, and gains on sales of undepreciated properties, which may not be comparable to FFO reported by other REITs that define the term differently. FFO does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, determined in accordance with GAAP, as an indication of financial performance or the cash flow from operating activities, determined in accordance with GAAP, or as a measure of liquidity.

LIQUIDITY AND CAPITAL RESOURCES

Our Operating Liquidity and Resources

Our principal sources of funding for current expenses and for distributions to shareholders is provided by our operations, primarily rents derived from leasing our properties. Rents are generally received from our non-government tenants monthly in advance, and from our government tenants monthly in arrears. This flow of funds has historically been sufficient for us to pay day-to-day operating expenses, interest and distributions. To maintain our status as a real estate investment trust ("REIT") under the Internal Revenue Code, we must meet certain requirements, including the distribution of a substantial portion of our taxable income to our shareholders. As a REIT, we do not expect to pay federal income taxes on our income. We believe that our operating cash flow will be sufficient to meet our operating expenses, interest and distribution payments for the foreseeable future.

Our Investment and Financing Liquidity and Resources

In April 2001 we entered into a new $425 million unsecured revolving credit facility with a group of commercial banks. We use this credit facility to fund acquisitions and improvements and to accommodate occasional cash needs which may result from timing differences between the receipt of rents and the need to make distributions or pay operating expenses. Borrowings under the new credit facility bear interest at LIBOR plus a premium and mature in April 2005. Funds may be drawn, repaid and redrawn until maturity and no principal payment is due until maturity. This new credit facility replaced our $500 million unsecured revolving credit facility that was scheduled to mature in 2002. The new credit facility includes an accordion feature which allows it to be expanded, in certain circumstances, by up to $200 million. In connection with the termination of our $500 million unsecured revolving credit facility we recognized an extraordinary loss of $332,000 from the write-off of deferred financing fees.

At December 31, 2001, we had cash and cash equivalents of $50.6 million and the ability to draw up to the full amount, or $425 million, under our credit facility. We expect to use existing cash balances, borrowings under our credit facility and net proceeds of offerings of equity or debt securities to fund future property acquisitions.

Principal payments due during the next five years required under all of our debt obligations as of December 31, 2001, are $315.2 million in 2002, $5.6 million in 2003, $9.9 million in 2004, $107.1 million in 2005, $7.7 million in 2006 and $665.1 million thereafter.

To the extent we borrow on the credit facility and, as the maturity dates of our credit facility and term debt approach over the longer term, we will explore various alternatives for the repayment of amounts due. Such alternatives in the short-term and long-term may include incurring additional long-term debt and issuing new equity securities. Our effective shelf registration statement enables us to issue securities to the public on an expedited basis by filing a prospectus supplement with the SEC. We had $2.3 billion available on our $3 billion shelf registration statement as of December 31, 2001. Although there can be no assurance that we will consummate any debt or equity security offerings or other financings, we believe we will have access to various types of financing in the future, including investment grade debt or equity securities offerings, with which to finance future acquisitions and to pay our debt and other obligations.

Total assets were $2.8 billion at December 31, 2001, compared to $2.9 billion at December 31, 2000.

During 2001 we purchased two properties for $26.4 million, sold four properties for net cash proceeds of $10.6 million, funded $30.6 million of improvements to our existing properties and received $10.4 million from the repayment of real estate mortgages, including the full repayment of a real estate mortgage that was secured by two properties. In connection with this repayment, we reversed an impairment loss reserve recorded during 1999 of $4.0 million.

As of December 31, 2001, we had outstanding agreements to purchase eight office buildings for $54.6 million. In January 2002 we entered a purchase agreement to acquire an additional office building for $32.5 million. We acquired all of these buildings during February 2002 with cash on hand and by borrowing on our revolving bank credit facility.

At December 31, 2001, we owned 12.8 million, or 29.5%, of the common shares of beneficial interest of SNH with a carrying value of $172.0 million and a market value of $178.2 million, and 4.0 million, or 6.4%, of the common shares of beneficial interest of HPT with a carrying value of $101.5 million and a market value of $118.0 million. In 2001 both SNH and HPT completed public stock offerings of common shares. As a result, our percentage ownership in SNH and HPT decreased from 49.4% to 29.5% and 7.1% to 6.4%, respectively. We use the equity method of accounting to account for the issuance of common shares by SNH and HPT. Under this method, gains and losses reflecting changes in the value of our investments at the date of issuance of additional common shares by SNH and HPT are recognized in our income statement. Accordingly, we recognized aggregate losses from these stock offerings of $19.3 million in 2001. In February 2002 SNH completed another public offering of common shares that further reduced our ownership percentage to 21.9%. As a result of this transaction, we expect to recognize an additional loss of approximately $2.0 million during the first quarter of 2002. On March 11, 2002, the market values of our SNH and HPT shares were $176.3 million and $131.6 million, respectively.

On December 31, 2001, SNH spun-off its 100% owned subsidiary, Five Star Quality Care, Inc. ("Five Star") by distributing substantially all of Five Star's common shares to its shareholders (the "Five Star Spin-Off"), including us. In connection with the Five Star Spin-Off, we received 1,280,924 common shares of Five Star which were valued at $9.3 million. In order to distribute these Five Star shares on a round lot basis or one Five Star share for every 100 of our common shares, we purchased 7,163 additional common shares from Five Star on December 31, 2001, and immediately distributed all 1,288,087 of these common shares to our shareholders. Five Star, which is not a REIT, leases and operates senior housing properties including some owned by SNH.

During February 2002 we called for redemption all of our outstanding $160 million 6.875% Senior Notes due August 2002 at par plus a premium. This redemption is expected to occur on March 26, 2002. We expect to fund this redemption by borrowing on our revolving bank credit facility and to recognize an extraordinary loss in 2002 of approximately $3.2 million resulting from the prepayment premium.

During February 2001 we redeemed at par all $40 million of our 7.25% convertible subordinated debentures due October 2001. In March 2001 we redeemed at par all $162 million of our outstanding 7.50% convertible subordinated debentures due October 2003. We funded these redemptions using cash on hand and proceeds from the preferred share offering discussed below. In connection with these redemptions, we recognized an extraordinary loss of $1.8 million from the write-off of deferred financing fees.

In February 2001 we completed a $200 million public offering of 9 7/8% series A cumulative redeemable preferred shares raising net proceeds of $193.1 million. Net proceeds from this offering and cash on hand were used to redeem all of our outstanding convertible subordinated debentures. On January 8, 2002, we announced a distribution on our series A cumulative redeemable preferred shares of $0.6172 per share which was distributed on February 15, 2002, to shareholders of record as of February 1, 2002.

During 2001 we repurchased 3,154,100 of our common shares for $26.2 million, including transaction costs.

Debt Covenants

Our principal unsecured debt obligations at December 31, 2001, are our unsecured revolving credit facility and our $758 million of public debt. Our public debt is governed by indentures. These indentures and our credit facility agreement contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties in excess of calculated amounts, require us to maintain a minimum net worth, as defined, restrict our ability to make distributions under certain circumstances and require us to maintain other ratios, as defined. During the period from our incurrence of these debts through December 31, 2001, we were in compliance with all of our covenants under our indentures and our credit agreement.

In addition to our principal unsecured debt obligations, we have $352.6 million of mortgage notes outstanding at December 31, 2001. Our mortgage notes are secured by 25 of our properties.

None of our indentures, our revolving bank credit facility or our mortgage notes contain provisions for acceleration which could be triggered by our debt ratings. However, under our credit agreement, our senior debt rating is used to determine the fees and interest rate "spread" applied to borrowings.

Our public debt indentures contain cross default provisions to any other debts equal to or in excess of $20 million. Similarly, a default on any of our public indentures would constitute a default on our credit agreement.

As of December 31, 2001, we have no commercial paper, derivatives, swaps, hedges, guarantees or joint ventures. None of our debt documentation requires us to provide collateral security in the event of a ratings downgrade. We have no "off balance sheet" arrangements.

Related Party Transactions

We have agreements with RMR to provide investment management, property management and administrative services to us. RMR is beneficially owned by Barry M. Portnoy and Gerard M. Martin, each a managing trustee and member of our board of trustees. Each of our executive officers are also officers of RMR. Our independent trustees, including all of our trustees other than Messrs. Portnoy and Martin, review our advisory contract with RMR at least annually and make determinations regarding its negotiation, renewal or termination. Any termination of our advisory contract with RMR would cause a default under our bank credit facility, if not approved by a majority of lenders. Our current advisory contract with RMR expires on December 31, 2002. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250 million of such investments and 0.5% thereafter plus an incentive fee based upon increases in funds from operations per share, plus property management fees equal to three percent of gross rents and construction management fees equal to five percent of construction costs. The incentive fees payable to RMR are paid in our common shares.

CRITICAL ACCOUNTING POLICIES

Our most critical accounting policies involve our investments in real property. These policies affect our:

- allocation of purchase price between various asset categories and the related impact on our recognition of depreciation expense; and
- assessment of the carrying value and impairment of long-lived assets.

These policies involve significant judgments made based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual value, the ability of our tenants to perform their obligations to us, current and future economic conditions and competition in markets in which our properties are located. Recent declines in our property occupancy percentage reflects current economic conditions and competition. Competition, economic conditions and other factors may cause additional occupancy declines in the future. In the future we may need to revise our carrying value assessments to incorporate information which is not now known and such revisions could increase or decrease our depreciation expense related to properties we own.

Our investments in SNH and HPT are accounted for using the equity method of accounting. Under the equity method we record our percentage share of net earnings from SNH and HPT in our consolidated statements of income. Under the equity method, accounting policy judgments made by SNH and HPT could have a material effect on our net income.

IMPACT OF INFLATION

We do not believe that the inflation which may occur in the United States economy during the next few years will have a material effect on our business. In the real estate market, inflation tends to increase the values that may be realized when properties are sold. Similarly, rents we can charge would most likely increase with inflation. Conversely, inflation might cause our operating expenses or our cost of new acquisitions and of debt capital to increase. To mitigate the potential impact of inflation on our cost of debt capital, we may purchase interest rate cap contracts when we believe material interest rate increases are likely to occur.

CERTAIN CONSIDERATIONS

THIS DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS REQUIRES US TO MAKE ESTIMATES AND ASSUMPTIONS AND CONTAINS STATEMENTS OF OUR BELIEFS, INTENT OR EXPECTATIONS CONCERNING PROJECTIONS, PLANS, FUTURE EVENTS AND PERFORMANCE. THE ESTIMATES, ASSUMPTIONS AND STATEMENTS, SUCH AS THOSE RELATING TO OUR ABILITY TO BUY ASSETS, THE PERFORMANCE OF OUR ASSETS, OUR ABILITY TO PAY DISTRIBUTIONS, OUR ABILITY TO REPAY ADDITIONAL DEBT, OUR TAX STATUS AS A "REAL ESTATE INVESTMENT TRUST" AND OUR ABILITY TO ACCESS CAPITAL MARKETS DEPEND UPON VARIOUS FACTORS OVER WHICH WE AND OUR TENANTS HAVE OR MAY HAVE LIMITED OR NO CONTROL. THOSE FACTORS INCLUDE, WITHOUT LIMITATION, THE STATUS OF THE ECONOMY, CAPITAL MARKETS (INCLUDING PREVAILING INTEREST RATES), COMPETITION, CHANGES IN FEDERAL, STATE AND LOCAL LEGISLATION AND OTHER FACTORS. WE CANNOT PREDICT THE IMPACT OF THESE FACTORS. THESE FACTORS COULD CAUSE OUR ACTUAL RESULTS FOR SUBSEQUENT PERIODS TO BE DIFFERENT FROM THOSE STATED, ESTIMATED OR ASSUMED IN THIS DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. WE BELIEVE THAT OUR ESTIMATES AND ASSUMPTIONS ARE REASONABLE AT THIS TIME. HOWEVER, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON OUR ESTIMATES, ASSUMPTIONS OR OTHER FORWARD LOOKING STATEMENTS.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market changes in interest rates. We manage our exposure to this market risk through our monitoring of available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2000. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future. At December 31, 2001, our total outstanding debt of $1.1 billion consisted of the following fixed rate notes:

	Amount	Coupon	Maturity
Unsecured senior notes:	$ 160.0 million	6.875 %	2002
	150.0 million	6.75 %	2002
	100.0 million	6.70 %	2005
	90.0 million	7.875 %	2009
	30.0 million	8.875 %	2010
	20.0 million	8.625 %	2010
	65.0 million	8.375 %	2011
	143.0 million	8.50 %	2013
Secured notes:	$ 3.5 million	9.12 %	2004
	10.7 million	8.40 %	2007
	17.3 million	7.02 %	2008
	10.2 million	8.00 %	2008
	9.2 million	7.66 %	2009
	257.7 million	6.814 %	2011
	44.0 million	6.794 %	2029

No principal repayments are due under the unsecured senior notes until maturity. If all of the unsecured senior notes and secured notes were to be refinanced at interest rates which are one percentage point higher than shown above, our per annum interest cost would increase by approximately $11.1 million. The secured notes are secured by 25 of our office properties located in 12 office complexes and require principal and interest payments through maturity.

The market prices, if any, of each of our fixed rate obligations as of December 31, 2001, are sensitive to changes in interest rates. Typically, if market rates of interest increase, the current market price of a fixed rate obligation will decrease. Conversely, if market rates of interest decrease, the current market price of a fixed rate obligation will typically increase. Based on the balances outstanding at December 31, 2001, and discounted cash flow analyses, a hypothetical immediate one percentage point change in interest rates would change the fair value of our fixed rate debt obligations by approximately $52.8 million.

Each of our obligations for borrowed money has provisions that allow us to make repayments earlier than the stated maturity date. In some cases, we are not allowed to make early repayment prior to a cutoff date and in other cases we are allowed to make prepayments only at a premium to face value. In any event, these prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing at lower rates prior to maturity. During February 2002 we called for redemption all of our outstanding $160 million 6.875% Senior Notes due August 2002 at par plus a premium. This prepayment premium is expected to be approximately $3.2 million and will be recognized as a non-recurring extraordinary expense in 2002. This redemption is expected to occur on March 26, 2002. We expect to fund this redemption by borrowing under our revolving bank credit facility.

Our unsecured revolving bank credit facility bears interest at floating rates and matures in 2005. At December 31, 2001, there was zero outstanding and $425 million available for borrowing under our revolving bank credit facility. We borrow in U.S. dollars and borrowings under our bank credit facility are subject to interest at LIBOR plus a premium. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR.

During the past year, short-term U.S. dollar based interest rates have fluctuated. We are unable to predict the direction or amount of interest rate changes during the next year. As of December 31, 2001, we had zero outstanding under our revolving bank credit facility and we did not have any interest rate cap or other hedge agreements to protect against future rate increases, but we may enter such agreements in the future. In 2002 a total of $310 million of our senior notes will mature and will most likely be refinanced with other long-term debt. A one percent increase or decrease from our current interest rates on these senior notes will change our interest expense by $3.1 million per year. Since these senior notes mature at different times during the year, the effect of a change in interest rates on our interest expense for 2002 will be less. Also, we may incur additional debt at floating or fixed rates, which would increase our exposure to market changes in interest rates.

Real Estate Owned

(dollars in thousands)

Location	Number of Properties	Year(s) Built	Year(s) Acquired	Square Feet	Gross Amount at Which Carried at December 31, 2001: Land	Buildings & Improvements	Total [1]	Accumulated Depreciation [2]
Alaska	1	1983	1997	24,279	$ 189	$ 828	$ 1,017	$ 98
Arizona	6	1982 - 1997	1997 - 1999	391,621	7,108	44,727	51,835	3,771
California	15	1970 - 1996	1996 - 1997	1,099,084	28,894	218,573	247,467	27,149
Colorado	5	1980 - 1997	1997 - 2001	497,747	5,999	58,591	64,590	3,377
Connecticut	2	1986 - 1988	1998	127,778	1,006	13,476	14,482	1,173
Delaware	2	1984 - 1986	1998 - 1999	422,696	5,890	53,098	58,988	4,255
District of Columbia	5	1966 - 1996	1996 - 1998	879,093	29,681	181,659	211,340	20,502
Florida	4	1987 - 1997	1998	83,325	1,159	10,740	11,899	1,005
Georgia	1	1990	1997	35,759	553	2,471	3,024	288
Kansas	1	1990	1997	161,105	1,061	5,455	6,516	745
Maryland	8	1986 - 1995	1997 - 1999	1,132,604	24,382	141,995	166,377	15,566
Massachusetts	29	1875 - 1995	1995 - 2001	1,561,533	20,343	177,115	197,458	21,545
Minnesota	14	1957 - 1995	1998 - 1999	1,234,606	11,288	105,496	116,784	7,716
Missouri	1	1995	1997	77,993	1,470	6,316	7,786	753
New Hampshire	1	1979	1999	210,879	2,210	19,960	22,170	1,310
New Jersey	4	1979 - 1990	1998	311,045	3,583	26,647	30,230	2,342
New Mexico	6	1984 - 1987	1997 - 1999	427,274	3,992	26,458	30,450	2,103
New York	10	1952 - 1994	1996 - 1999	1,577,373	18,463	149,218	167,681	12,286
Ohio	1	1994	1998	156,175	1,528	13,751	15,279	1,219
Oklahoma	6	1992 - 1993	1997 - 1999	393,693	6,836	39,644	46,480	3,559
Pennsylvania	26	1960 - 1998	1997 - 1999	4,285,367	61,632	552,096	613,728	50,238
Rhode Island	1	1997	1997	62,000	320	7,690	8,010	870
Tennessee	1	1985	1998	203,852	2,208	20,775	22,983	1,899
Texas	30	1968 - 2001	1997 - 2001	3,174,597	47,509	323,111	370,620	26,360
Virginia	6	1987 - 1993	1996 - 1999	476,230	8,383	60,122	68,505	5,444
Washington	2	1995	1997	140,152	4,042	17,458	21,500	2,091
West Virginia	1	1993	1997	36,818	922	4,018	4,940	476
Wyoming	1	1995	1997	122,647	1,950	8,398	10,348	1,000
Total Real Estate Owned	190			19,307,325	$ 302,601	$ 2,289,886	$2,592,487	$ 219,140

Taxability of Common Distributions

Payment Date	Distribution Paid Per Share	Ordinary Income	Return of Capital	Unrecaptured Depreciation	Long-Term Capital Gain
February 23, 2001	$ 0.2000	$ 0.1880	$ 0.0120	$ —	$ —
May 25, 2001	0.2000	0.1489	0.0511	—	—
August 24, 2001	0.2000	0.1489	0.0511	—	—
November 21, 2001	0.2000	0.1489	0.0511	—	—
December 31, 2001 [4]	0.0726	0.0541	0.0185	—	—
Total 2001 distributions [3]	$ 0.8726	$ 0.6888	$ 0.1838	$ —	$ —
February 15, 2000	$ 0.320	$ 0.205	$ —	$ 0.030	$ 0.085
May 26, 2000	0.320	0.205	—	0.030	0.085
August 25, 2000	0.200	0.128	—	0.019	0.053
November 22, 2000	0.200	0.128	—	0.019	0.053
Total 2000 distributions [3]	$ 1.040	$ 0.666	$ —	$ 0.098	$ 0.276

(1) Aggregate cost for federal income tax purposes is $2,487,276.
(2) Depreciation is provided for on buildings and improvements for periods ranging up to 40 years and on equipment up to 12 years.
(3) Distributions per share declared with respect to 2001 and 2000 were $0.8726 and $0.92, respectively.
(4) Represents distribution of common shares of Five Star Quality Care, Inc.

Report of Independent Auditors

TO THE TRUSTEES AND SHAREHOLDERS OF HRPT PROPERTIES TRUST:

We have audited the accompanying consolidated balance sheets of HRPT Properties Trust as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Hospitality Properties Trust (a real estate investment trust in which the Company has a 6.4% and 7.1% interest as of December 31, 2001 and 2000, respectively) have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to data included for Hospitality Properties Trust, it is based solely on their report.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of HRPT Properties Trust at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Boston, Massachusetts
March 15, 2002

Consolidated Balance Sheets

(dollars in thousands, except per share amounts)

	December 31, 2001	December 31, 2000
ASSETS		
Real estate properties, at cost:		
Land	$ 302,601	$ 300,548
Buildings and improvements	2,289,886	2,245,475
	2,592,487	2,546,023
Less accumulated depreciation	219,140	160,015
	2,373,347	2,386,008
Real estate mortgages receivable, net	—	6,449
Equity investments	273,442	314,099
Cash and cash equivalents	50,555	92,681
Restricted cash	8,582	23,126
Rents receivable, net	46,847	38,335
Other assets, net	52,653	39,445
	$ 2,805,426	$ 2,900,143
LIABILITIES AND SHAREHOLDERS' EQUITY		
Senior notes payable, net	$ 757,505	$ 757,314
Mortgage notes payable, net	339,712	343,089
Convertible subordinated debentures	—	202,547
Accounts payable and accrued expenses	32,888	40,611
Deferred rents	7,924	6,059
Security deposits	7,334	6,611
Due to affiliates	3,563	14,700
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest, $0.01 par value: 50,000,000 shares authorized, 8,000,000 shares and zero shares issued and outstanding at December 31, 2001 and 2000, respectively	193,086	—
Common shares of beneficial interest, $0.01 par value: 150,000,000 shares authorized, 128,808,747 shares and 131,948,847 shares issued and outstanding at December 31, 2001 and 2000, respectively	1,288	1,319
Additional paid-in capital	1,945,610	1,971,679
Cumulative net income	903,752	820,948
Cumulative common distributions	(1,372,503)	(1,258,739)
Cumulative preferred distributions	(14,319)	—
Unrealized holdings losses on investments	(414)	(5,995)
Total shareholders' equity	1,656,500	1,529,212
	$ 2,805,426	$ 2,900,143

See accompanying notes

Consolidated Statements of Income

(amounts in thousands, except per share amounts)

	Year Ended December 31,		
	2001	2000	1999
REVENUES:			
Rental income	$ 387,561	$ 400,976	$ 416,198
Interest and other income	6,611	4,030	11,343
Total revenues	394,172	405,006	427,541
EXPENSES:			
Operating expenses	140,592	138,937	116,365
Interest	87,075	100,074	87,470
Depreciation and amortization	65,187	63,213	72,932
General and administrative	15,614	17,271	18,704
Impairment of assets	(3,955)	—	7,000
Spin-off transaction costs	—	—	16,739
Total expenses	304,513	319,495	319,210
Income before equity in earnings (loss) of equity investments, gain on sale of properties and extraordinary item	89,659	85,511	108,331
Equity in earnings (loss) of equity investments	14,559	33,280	(2,065)
Loss on equity transactions of equity investments	(19,265)	—	(711)
Income before gain on sale of properties and extraordinary item	84,953	118,791	105,555
Gain on sale of properties, net	—	24,575	8,307
Income before extraordinary item	84,953	143,366	113,862
Extraordinary item – early extinguishment of debt	(2,149)	(1,094)	—
Net income	82,804	142,272	113,862
Preferred distributions	(16,842)	—	—
Net income available for common shareholders	$ 65,962	$ 142,272	$ 113,862
Weighted average common shares outstanding	130,253	131,937	131,843
Basic and diluted earnings per common share:			
Income before gain on sale of properties and extraordinary item	$ 0.52	$ 0.90	$ 0.80
Income before extraordinary item	$ 0.52	$ 1.09	$ 0.86
Extraordinary item – early extinguishment of debt	(0.01)	(0.01)	—
Net income available for common shareholders	$ 0.51	$ 1.08	$ 0.86

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(dollars in thousands)

	Preferred Shares			Common Shares						
	Number of Shares	Preferred Shares	Cumulative Preferred Distributions	Number of Shares	Common Shares	Cumulative Common Distributions	Additional Paid-in Capital	Cumulative Net Income	Accumulated Other Comprehensive Income(Loss)	Total
Balance at December 31, 1998	—	$ —	$ —	131,547,178	$ 1,315	$ (703,214)	$ 1,964,878	$ 564,814	$ —	$ 1,827,793
Issuance of shares to acquire real estate	—	—	—	256,246	3	—	4,956	—	—	4,959
Stock grants	—	—	—	104,702	1	—	1,532	—	—	1,533
Comprehensive income (loss):										
Net income	—	—	—	—	—	—	—	113,862	—	113,862
Unrealized holding losses on investments	—	—	—	—	—	—	—	—	(7,361)	(7,361)
Total comprehensive income (loss)	—	—	—	—	—	—	—	113,862	(7,361)	106,501
Distribution of Senior Housing Properties Trust shares	—	—	—	—	—	(225,487)	—	—	—	(225,487)
Distributions	—	—	—	—	—	(192,832)	—	—	—	(192,832)
Balance at December 31, 1999	—	—	—	131,908,126	1,319	(1,121,533)	1,971,366	678,676	(7,361)	1,522,467
Stock grants	—	—	—	40,721	—	—	313	—	—	313
Comprehensive income:										
Net income	—	—	—	—	—	—	—	142,272	—	142,272
Unrealized holding gains on investments	—	—	—	—	—	—	—	—	1,366	1,366
Total comprehensive income	—	—	—	—	—	—	—	142,272	1,366	143,638
Distributions	—	—	—	—	—	(137,206)	—	—	—	(137,206)
Balance at December 31, 2000	—	—	—	131,948,847	1,319	(1,258,739)	1,971,679	820,948	(5,995)	1,529,212
Issuance of shares, net	8,000,000	193,086	—	—	—	—	—	—	—	193,086
Stock grants	—	—	—	14,000	—	—	132	—	—	132
Shares repurchased	—	—	—	(3,154,100)	(31)	—	(26,201)	—	—	(26,232)
Comprehensive income:										
Net income	—	—	—	—	—	—	—	82,804	—	82,804
Unrealized holding gains on investments	—	—	—	—	—	—	—	—	5,581	5,581
Total comprehensive income	—	—	—	—	—	—	—	82,804	5,581	88,385
Distribution of Five Star Quality Care, Inc. shares	—	—	—	—	—	(9,352)	—	—	—	(9,352)
Distributions	—	—	(14,319)	—	—	(104,412)	—	—	—	(118,731)
Balance at December 31, 2001	8,000,000	$ 193,086	$ (14,319)	128,808,747	$ 1,288	$ (1,372,503)	$ 1,945,610	$ 903,752	$ (414)	$ 1,656,500

See accompanying notes

Consolidated Statements of Cash Flows

(dollars in thousands)

	Year Ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 82,804	$ 142,272	$ 113,862
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	59,542	59,423	70,080
Amortization	5,645	3,790	2,852
Amortization of note discounts	1,476	217	147
Impairment of assets	(3,955)	—	7,000
Equity in (earnings) loss of equity investments	(14,559)	(33,280)	2,065
Loss on equity transactions of equity investments	19,265	—	711
Distributions from equity investments	26,651	30,294	18,606
Gain on sale of properties, net	—	(24,575)	(8,307)
Extraordinary item	2,149	1,094	—
Change in assets and liabilities:			
Increase in rents receivable and other assets	(17,530)	(12,985)	(8,355)
(Decrease) increase in accounts payable and accrued expenses	(7,748)	(12,237)	13,321
Increase (decrease) in deferred rents	1,865	(2,946)	2,892
Increase (decrease) in security deposits	723	(430)	3,893
(Decrease) increase in due to affiliates	(11,137)	3,861	5,175
Cash provided by operating activities	145,191	154,498	223,942
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions and improvements	(56,976)	(21,506)	(493,809)
Proceeds from repayment of real estate mortgages receivable	10,404	3,522	75,598
Proceeds from sale of real estate	10,583	154,600	22,177
Decrease (increase) in restricted cash	14,544	(21,302)	(322)
Purchase of Five Star Quality Care, Inc. common shares	(52)	—	—
Proceeds from repayment of loans to affiliate	—	—	1,000
Proceeds from loan to Senior Housing Properties Trust	—	—	200,000
Contribution to Senior Housing Properties Trust	—	—	(18,727)
Cash (used for) provided by investing activities	(21,497)	115,314	(214,083)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repurchase of common shares	(26,232)	—	—
Proceeds from issuance of preferred shares	193,086	—	—
Proceeds from borrowings	—	688,340	618,500
Payments on borrowings	(207,205)	(735,352)	(433,206)
Deferred finance costs	(6,738)	(6,119)	(4,758)
Distributions to common shareholders	(104,412)	(137,206)	(192,832)
Distributions to preferred shareholders	(14,319)	—	—
Cash used for financing activities	(165,820)	(190,337)	(12,296)
(Decrease) increase in cash and cash equivalents	(42,126)	79,475	(2,437)
Cash and cash equivalents at beginning of period	92,681	13,206	15,643
Cash and cash equivalents at end of period	$ 50,555	$ 92,681	$ 13,206

See accompanying notes

Consolidated Statements of Cash Flows (continued)

(dollars in thousands)

	Year Ended December 31,		
	2001	2000	1999
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid (excluding capitalized interest of $787, $1,680 and $1,488, respectively)	$ 89,158	$ 103,478	$ 88,168
NON-CASH INVESTING ACTIVITIES:			
Real estate acquisitions	$ —	$ —	$ (32,368)
Real estate acquired by foreclosure	—	2,300	—
Investments in real estate mortgages receivable	—	1,300	60,000
Investment in Senior Housing Properties Trust	—	—	219,261
Issuance of common shares	—	—	4,959
Receipt of Five Star Quality Care, Inc. common shares	9,300	—	—
NON-CASH FINANCING ACTIVITIES:			
Assumption of mortgage notes payable	$ —	$ —	$ 32,368
Issuance of common shares	132	313	1,533
Distribution of Five Star Quality Care, Inc. common shares	(9,352)	—	—

See accompanying notes

NOTE 1. ORGANIZATION

HRPT Properties Trust, a Maryland real estate investment trust (the "Company"), was organized on October 9, 1986. As of December 31, 2001, the Company had investments in 190 office properties and owned 29.5% and 6.4% of the common shares of Senior Housing Properties Trust ("SNH") and Hospitality Properties Trust ("HPT"), respectively. At December 31, 2001, SNH owned 83 senior housing properties and HPT owned 230 hotels.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements include the Company's investment in 100% owned subsidiaries. The Company's investments in 50% or less owned companies over which it can exercise influence, but does not control, are accounted for using the equity method of accounting. All intercompany transactions have been eliminated. The Company uses the income statement method to account for issuance of common shares of beneficial interest by SNH and HPT. Under this method, gains and losses reflecting changes in the value of the Company's investments at the date of issuance of additional common shares by SNH or HPT are recognized in the Company's income statement.

Real Estate Property and Mortgage Investments. Real estate properties and mortgages are recorded at cost. Depreciation on real estate investments is provided for on a straight-line basis over estimated useful lives ranging up to 40 years. Impairment losses on investments are recognized where indicators of impairment are present and the undiscounted cash flow estimated to be generated by the Company's investments is less than the carrying amount of such investments. The determination of undiscounted cash flow includes consideration of many factors including income to be earned from the investment, holding costs (exclusive of interest), estimated selling prices, and prevailing economic and market conditions.

Cash and Cash Equivalents. Cash, overnight repurchase agreements and short-term investments with original maturities of three months or less at the date of purchase are carried at cost plus accrued interest.

Restricted Cash. Restricted cash consists of amounts escrowed for future real estate taxes and capital expenditures. In 2001 $15.0 million was released to the Company by a mortgage lender upon satisfaction of certain conditions.

Other Assets, Net. Other assets consist principally of deferred finance costs, investments in marketable equity securities and prepaid property operating expenses. Deferred finance costs include issuance costs related to borrowings and are capitalized and amortized over the terms of the respective loans. At December 31, 2001 and 2000, capitalized deferred finance costs totaled $25.2 million and $25.2 million, respectively. At December 31, 2001 and 2000, accumulated amortization for deferred finance costs was $6.1 million and $7.3 million, respectively. Marketable equity securities are classified as available for sale and are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. At December 31, 2001 and 2000, the Company's investments in marketable equity securities were included in other assets and had a fair value of $10.9 million and $5.3 million, respectively, and unrealized holding losses of $414,000 and $6.0 million, respectively. At March 15, 2002, these investments had a fair value of $12.1 million and unrealized holding gains of $774,000.

Revenue Recognition. Rental income from operating leases is recognized on a straight-line basis over the life of the lease agreements. Interest income is recognized as earned over the terms of the real estate mortgages. Percentage rent is recognized as earned.

Earnings Per Common Share. Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period. At December 31, 2000, $202.5 million of convertible securities were convertible into 11.3 million common shares of the Company. These securities were redeemed in 2001. Basic earnings per share equals diluted earnings per share, as the effect of these convertible securities was anti-dilutive.

Reclassifications. Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

Income Taxes. The Company is a real estate investment trust under the Internal Revenue Code of 1986, as amended. Accordingly, the Company expects not to be subject to federal income taxes provided it distributes its taxable income and meets other requirements for qualifying as a real estate investment trust. However, it is subject to some state and local taxes on its income and property.

Use of Estimates. Preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

New Accounting Pronouncements. In 2001 the Financial Accounting Standards Board ("FASB") issued Statement No. 141 "Business Combinations" ("FAS 141") which requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method, Statement No. 142 "Goodwill and Other Intangible Assets" ("FAS 142") which provides new guidance in accounting for goodwill and intangible assets and Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). The FASB issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") in 1998 which was required to be adopted in 2001. The adoption of FAS 133 and FAS 141 did not have a material impact on the Company's financial position or results of operations. The Company is required to adopt FAS 142 and FAS 144 on January 1, 2002, and does not expect the adoption of FAS 142 and FAS 144 will have a material effect on the Company's financial position or results of operations.

NOTE 3. REAL ESTATE PROPERTIES

During the year ended December 31, 2001, the Company purchased two properties for $26.4 million and funded improvements to its existing properties totaling $30.6 million. The Company also sold four properties to unaffiliated third parties for net cash proceeds of $10.6 million.

As of December 31, 2001, the Company had outstanding agreements to purchase eight office buildings for $54.6 million. In January 2002 the Company entered a purchase agreement to acquire an additional office building for $32.5 million. The Company acquired all of these buildings during February 2002.

The Company's real estate properties are generally leased on gross lease, modified gross lease or triple net lease bases pursuant to noncancelable, fixed term operating leases expiring from 2002 to 2020. The triple net leases generally require the lessee to provide all property management services. The Company's gross leases and modified gross leases require the Company to provide property management services. The office properties owned by the Company are managed by REIT Management & Research LLC ("RMR"), an affiliate of the Company.

The future minimum lease payments to be received by the Company during the current terms of its leases as of December 31, 2001, are approximately $290.2 million in 2002, $266.0 million in 2003, $228.7 million in 2004, $193.2 million in 2005, $159.4 million in 2006 and $779.8 million thereafter.

NOTE 4. EQUITY INVESTMENTS

At December 31, 2001 and 2000, the Company had the following equity investments (dollars in thousands):

		Equity in Earnings			
	Ownership Percentage	Income Before Gain on Sale of Properties	Gain on Sale of Properties	Total	Equity Investments
2001:					
SNH	29.5%	$ 6,696	$ —	$ 6,696	$ 171,969
HPT	6.4	7,863	—	7,863	101,473
		$ 14,559	$ —	$ 14,559	$ 273,442
2000:					
SNH	49.4%	$ 11,902	$ 13,543	$ 25,445	$ 208,062
HPT	7.1	7,835	—	7,835	106,037
		$ 19,737	$ 13,543	$ 33,280	$ 314,099

At December 31, 2001, the Company owned 12,809,238 common shares of beneficial interest of SNH with a carrying value of $172.0 million and a market value, based on quoted market prices, of $178.2 million. SNH is a real estate investment trust that invests principally in senior housing real estate and was a 100% owned subsidiary of the Company until October 12, 1999, at which time the Company spun-off 50.7% of the common shares of SNH to the Company's shareholders (the "Spin-Off"). Since the Spin-Off, the Company's investment in SNH is accounted for using the equity method of accounting. Prior to the Spin-Off, the operating results of SNH were included in the Company's results of operations. In 2001 SNH completed two public offerings of common shares. As a result of these transactions, the Company's ownership percentage in SNH was reduced from 49.4% at December 31, 2000, to 29.5% at December 31, 2001, and the Company recognized losses totaling $18.1 million. In February 2002 SNH completed another public offering of common shares that further reduced the Company's ownership percentage to 21.9%. The Company expects to recognize a loss of approximately $2.0 million as a result of the February 2002 share offering by SNH.

The following summarized financial data of SNH includes results of operations prior to the Spin-Off that are also included in the Company's results of operations (amounts in thousands, except per share amounts):

	December 31,	
	2001	2000
Real estate properties, net	$ 468,947	$ 486,714
Cash and cash equivalents	352,026	515
Other assets	46,330	43,344
	$ 867,303	$ 530,573
Bank credit facility	$ —	$ 97,000
Senior notes, net of discount	243,607	—
Other liabilities	49,072	11,263
Shareholders' equity	574,624	422,310
	$ 867,303	$ 530,573

	Year Ended December 31,		
	2001	2000	1999
Revenues	$ 279,012	$ 75,522	$ 90,790
Expenses	260,539	44,500	75,956
Income before distributions on trust preferred securities and gain on sale of properties	18,473	31,022	14,834
Distributions on trust preferred securities	(1,455)	—	—
Income before gain on sale of properties	17,018	31,022	14,834
Gain on sale of properties	—	27,415	—
Net income	$ 17,018	$ 58,437	$ 14,834
Average shares	30,859	25,958	26,000
Income before gain on sale of properties per share	$ 0.55	$ 1.20	$ 0.57
Net income per share	$ 0.55	$ 2.25	$ 0.57

On December 31, 2001, SNH spun-off its 100% owned subsidiary, Five Star Quality Care, Inc. ("Five Star") by distributing substantially all of Five Star's common shares to its shareholders (the "Five Star Spin-Off"), including the Company. In connection with the Five Star Spin-Off, the Company received 1,280,924 common shares of Five Star which were valued at $9.3 million. In order to distribute these Five Star common shares on a round lot basis or one Five Star common share for every 100 of the Company's common shares, the Company purchased 7,163 additional common shares from Five Star on December 31, 2001, and immediately distributed all 1,288,087 of these common shares to the Company's shareholders. Five Star, which is not a REIT, leases and operates senior housing properties including some owned by SNH.

During 2000 settlement agreements were approved between SNH and two tenants that filed for bankruptcy and accounted for approximately 48% of SNH's revenues. In accordance with these agreements, SNH assumed operations for over 50 nursing homes formerly leased to these tenants effective July 1, 2000. As a result, SNH recognized gain on foreclosures and lease terminations of $7.1 million and paid non-recurring general and administrative expenses of $3.5 million in 2000. In addition, SNH sold four properties in 2000 and recognized a gain of $27.4 million. Pursuant to the Company's accounting policies, the Company recognized $300,000, $1.7 million and $13.5 million of SNH's gain on foreclosures and lease terminations, non-recurring general and administrative expenses and gain on sale of properties, respectively. SNH's $7.1 million gain on foreclosures and lease terminations included approximately $6.5 million of value represented by shares of the Company which were pledged to secure a bankrupt tenant's obligations to SNH and which were surrendered to SNH. The Company's equity in earnings of SNH excludes any portion of the gain attributable to these shares. In 1999 SNH's expenses included a loss from the impairment in the carrying value of certain loans and properties totaling $30.0 million that, at the time, was based on estimates of future cash flows from the properties leased to these bankrupt tenants. As a result, the Company recognized $14.8 million of this impairment loss in 1999.

At December 31, 2001, the Company owned 4,000,000 common shares of beneficial interest of HPT with a carrying value of $101.5 million and a market value, based on quoted market prices, of $118.0 million. HPT is a real estate investment trust that owns hotels. In 2001 HPT completed a public stock offering of common shares. As a result of this transaction, the Company's ownership percentage in HPT was reduced from 7.1% to 6.4% and the Company recognized a loss of $1.2 million.

Summarized financial data of HPT is as follows (amounts in thousands, except per share amounts):

	December 31,	
	2001	2000
Real estate properties, net	$ 2,265,824	$ 2,157,487
Other assets, net	89,140	63,422
	$ 2,354,964	$ 2,220,909
Security and other deposits	$ 263,983	$ 257,377
Other liabilities	486,462	480,592
Shareholders' equity	1,604,519	1,482,940
	$ 2,354,964	$ 2,220,909

	Year Ended December 31,		
	2001	2000	1999
Revenues	$ 303,877	$ 263,023	$ 237,218
Expenses	171,921	136,752	125,289
Net income	131,956	126,271	111,929
Preferred distributions	(7,125)	(7,125)	(5,106)
Net income available for common shareholders	$ 124,831	$ 119,146	$ 106,823
Average shares	58,986	56,466	52,566
Net income available for common shareholders per share	$ 2.12	$ 2.11	$ 2.03

NOTE 5. REAL ESTATE MORTGAGES RECEIVABLE, NET

At December 31, 2001, the Company held two real estate mortgages due in November 2002 and December 2006 with an aggregate face value totaling $1.4 million and an aggregate carrying value of zero. These real estate mortgages bear interest from 10.0% to 11.58% per annum.

During 2001 the Company received $10.4 million from the repayment of real estate mortgages, including the full repayment of a real estate mortgage that was secured by two properties. In connection with this repayment, the Company reversed impairment loss reserves recorded during 1999 totaling $4.0 million.

NOTE 6. SHAREHOLDERS' EQUITY

The Company originally reserved 1,000,000 shares of the Company's common shares under the terms of the 1992 Incentive Share Award Plan (the "Award Plan"). During the years ended December 31, 2001, 2000 and 1999, 12,500, 13,000 and 13,000 common shares were awarded to officers of the Company and certain employees of RMR pursuant to this plan. In addition, the Independent Trustees were each awarded 500 common shares annually as part of their annual fees. A portion of the shares awarded to the officers and certain employees of RMR vests immediately and the balance vests over a two-year period. The shares awarded to the Trustees vest immediately. At December 31, 2001, 629,705 shares of the Company's common shares remain reserved for issuance under the Award Plan.

The Company declared a distribution of $0.20 per common share payable in February 2002 to shareholders of record on January 18, 2002. Cash distributions per common share paid by the Company in 2001, 2000 and 1999, were $0.80, $1.04 and $1.46, respectively. In 2001 the Company also distributed 1,288,087 common shares of Five Star, valued at $9.4 million, which were received from SNH or purchased in connection with the Five Star Spin-Off discussed in Note 4.

In February 2001 the Company issued 8,000,000 series A cumulative redeemable preferred shares in a public offering for net proceeds of $193.1 million. Each series A preferred share carries dividends of $2.46875 per annum, payable in equal quarterly payments. Each series A preferred share has a liquidation preference of $25.00. Series A preferred shares are redeemable, at the Company's option, for $25.00 each plus accrued and unpaid dividends at any time on or after February 22, 2006.

During 2001 the Company repurchased 3,154,100 of its common shares for $26.2 million, including transaction costs.

The Company has adopted a Shareholders Rights Plan ("Right"). Each Right entitles the holder to purchase or to receive securities or other assets of the Company upon the occurrence of certain events. The Rights expire on October 17, 2004, and are redeemable at the Company's option at any time.

NOTE 7. TRANSACTIONS WITH AFFILIATES

The Company has agreements with RMR to provide investment advice, property management and administrative services to the Company. RMR is owned by Gerard M. Martin and Barry M. Portnoy, who also serve as Managing Trustees of the Company. RMR is compensated at an annual rate equal to 0.7% of the Company's real estate investments up to $250 million and 0.5% of investments thereafter, plus property management fees equal to three percent of gross rents and construction management fees equal to five percent of construction costs. RMR is also entitled to an incentive fee which is paid in restricted shares of the Company's common stock based on a formula. No incentive fees were earned for the years ended December 31, 2001 and 2000. Incentive fees for the year ended December 31, 1999, were $215,000 and were paid in 2000 with the issuance of 26,221 common shares of the Company. During December 2000 all of the shares previously owned by RMR and Messrs. Martin and Portnoy were transferred to affiliates of RMR. At December 31, 2001, affiliates of RMR owned 1,250,296 common shares of the Company. RMR also leases approximately 9,700 square feet of office space from the Company at rental rates which the Company believes to be commercially reasonable.

Prior to the spin-off of SNH in 1999 the Company leased 15 senior housing properties to four affiliated entities (collectively, the "Affiliated Entities") owned by Messrs. Martin and Portnoy. Twelve of these properties were sold to an unaffiliated party in March 1999 and the remaining three properties were transferred to SNH as part of the Spin-Off. The 12 properties sold in 1999 and the Affiliated Entities' businesses conducted at these properties were sold on a combined basis and the Company received combined sales proceeds of approximately $74.6 million. Based upon an accounting of the assets sold and proceeds received undertaken by the Company's Independent Trustees, it was determined that approximately $8.8 million of the sales proceeds belonged to the Affiliated Entities. This amount, plus accrued interest, was paid in 2001. Additional amounts resulting from transactions with affiliates are as follows (dollars in thousands):

	Year Ended December 31,		
	2001	2000	1999
Advisory and incentive fees paid to RMR	$ 13,279	$ 13,761	$ 15,619
Distributions paid to affiliates	1,091	1,292	3,807
Rent and interest income received from affiliates	310	266	6,071
Management fees paid to RMR	11,565	12,384	10,304

NOTE 8. INDEBTEDNESS

At December 31, 2001 and 2000, the Company's outstanding indebtedness included the following (dollars in thousands):

	December 31,	
	2001	2000
Unsecured revolving bank credit facility, due April 2005, at LIBOR plus a premium	$ —	$ —
Senior Notes, due 2002 at 6.875%	160,000	160,000
Senior Notes, due 2002 at 6.75%	150,000	150,000
Senior Notes, due 2005 at 6.70%	100,000	100,000
Senior Notes, due 2010 at 8.875%	30,000	30,000
Senior Notes, due 2010 at 8.625%	20,000	20,000
Monthly Income Senior Notes, due 2009 at 7.875%	90,000	90,000
Monthly Income Senior Notes, due 2011 at 8.375%	65,000	65,000
Monthly Income Senior Notes, due 2013 at 8.50%	143,000	143,000
Mortgage Notes Payable, due 2004 at 9.12%	3,470	3,503
Mortgage Notes Payable, due 2007 at 8.40%	10,727	10,918
Mortgage Notes Payable, due 2008 at 7.02%	17,285	17,487
Mortgage Notes Payable, due 2008 at 8.00%	10,224	11,270
Mortgage Notes Payable, due 2009 at 7.66%	9,194	10,082
Mortgage Notes Payable, due 2011 at 6.814%	257,698	260,000
Mortgage Notes Payable, due 2029 at 6.794%	44,000	44,000
Convertible Subordinated Debentures, due 2003 at 7.50%	—	162,547
Convertible Subordinated Debentures, due 2001 at 7.25%	—	40,000
	1,110,598	1,317,807
Less unamortized discounts	13,381	14,857
	$ 1,097,217	$ 1,302,950

During February 2002 the Company called for redemption all of its outstanding $160 million 6.875% Senior Notes due August 2002 at par plus a premium. This redemption is expected to occur on March 26, 2002. The Company expects to fund this redemption by borrowing under its revolving bank credit facility and to recognize an extraordinary loss in 2002 of approximately $3.2 million resulting from the prepayment premium.

In April 2001 the Company entered into a new $425 million unsecured credit facility (the "New Credit Facility"). The New Credit Facility bears interest at LIBOR plus a premium and matures in April 2005. The New Credit Facility includes an accordion feature which allows it to be expanded, in certain circumstances, by up to $200 million. During 2001 there were no borrowings outstanding under the Company's New Credit Facility. The Company's $500 million unsecured revolving credit facility which was scheduled to mature in 2002 was terminated by the Company in April 2001. In connection with this termination, the Company recognized an extraordinary loss of $332,000 from the write-off of deferred finance fees.

During 2001 the Company redeemed at par all $40 million of the Company's 7.25% convertible subordinated debentures due October 2001 and all $162.5 million of the Company's outstanding 7.50% convertible subordinated debentures due October 2003. The redemptions were funded using cash on hand and proceeds from the preferred share offering completed in February 2001. In connection with these redemptions, the Company recognized an extraordinary loss of $1.8 million from the write-off of deferred finance fees.

At December 31, 2001, 12 office complexes comprised of 25 properties costing $631.3 million with an aggregate net book value of $572.3 million were secured by mortgage notes totaling $352.6 million maturing from 2004 through 2029 which, net of unamortized discounts, amounted to $339.7 million.

The required principal payments due during the next five years under all debt outstanding at December 31, 2001, are $315.2 million in 2002, $5.6 million in 2003, $9.9 million in 2004, $107.1 million in 2005, $7.7 million in 2006 and $665.1 million thereafter.

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, real estate mortgages receivable, rents receivable, equity investments, senior notes, mortgage notes payable, convertible subordinated debentures, accounts payable and other accrued expenses and security deposits. At December 31, 2001 and 2000, the fair values of the Company's financial instruments were not materially different from their carrying values, except as follows (dollars in thousands):

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Real estate mortgages receivable	$ —	$ —	$ 6,449	$ 7,926
Equity investments	273,442	296,177	314,099	209,786
Senior notes, mortgage notes payable and convertible subordinated debentures	1,097,217	1,145,558	1,302,950	1,302,344

The fair values of the real estate mortgages receivable, senior notes, mortgage notes payable and convertible subordinated debentures are based on estimates using discounted cash flow analyses and currently prevailing rates. The fair value of the equity investments are based on quoted per share prices for HPT of $29.50 and $22.625 at December 31, 2001 and 2000, respectively, and quoted per share prices for SNH of $13.91 and $9.3125 at December 31, 2001 and 2000, respectively.

NOTE 10. SEGMENT INFORMATION

Prior to the spin-off of SNH in 1999, the Company owned senior housing and office properties that were reported in two segments. As discussed in Note 4, in 1999 the Company spun-off 50.7% of its previously 100% owned subsidiary, SNH. SNH owned substantially all of the Company's senior housing properties that were included in the senior housing segment. Since the Spin-Off, the Company's primary business is the ownership and operation of office properties.

The Company evaluates its segments based on net operating income. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

The following is a summary of the Company's reportable segments as of and for the year ended December 31, 1999. Information is not presented for 2001 and 2000 since the Company has primarily operated in one segment subsequent to the Spin-Off (dollars in thousands):

	Senior Housing	Office	Total
Revenues	$ 77,579	$ 348,497	$ 426,076
Operating expenses	—	116,365	116,365
Depreciation	18,578	51,502	70,080
Impairment of assets	5,000	2,000	7,000
Net operating income	$ 54,001	$ 178,630	$ 232,631
Real estate investments	$ 10,373	$ 2,656,344	$ 2,666,717
Real estate acquired during the year	—	526,177	526,177

The following table reconciles the reported segment information to the consolidated financial statements for the year ended December 31, 1999 (dollars in thousands):

Revenues:	
Total reportable segments	$ 426,076
Unallocated other income	1,465
Total revenues	$ 427,541
Net operating income:	
Total reportable segments	$ 232,631
Unallocated amounts:	
Other income	1,465
Interest expense	(87,470)
Amortization expense	(2,852)
General and administrative expenses	(18,704)
Spin-off transaction costs	(16,739)
Total income before equity in earnings (loss) of equity investments, gain on sale of properties and extraordinary item	$ 108,331

The Company's largest office tenant is the United States Government. The Company's largest senior housing tenants were Marriott International, Inc. and Integrated Health Services, Inc. For the years ended December 31, 2001, 2000 and 1999, office segment revenues from the United States Government were $52.8 million, $59.6 million and $59.6 million, respectively. For the year ended December 31, 1999, senior housing segment revenues from Marriott International, Inc. and Integrated Health Services, Inc. were $24.2 million and $21.2 million, respectively.

NOTE 11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations of the Company for 2001 and 2000 (dollars in thousands, except per share amounts):

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 99,830	$ 98,646	$ 96,784	$ 98,912
Income before equity in earnings (loss) of equity investments, gain on sale of properties and extraordinary item	24,451	22,860	21,119	21,229
Equity in earnings (loss) of equity investments	3,162	3,188	4,280	3,929
Loss on equity transactions of equity investments	—	—	(5,636)	(13,629)
Income before gain on sale of properties and extraordinary item	27,613	26,048	19,763	11,529
Gain on sale of properties, net	—	—	—	—
Income before extraordinary item	27,613	26,048	19,763	11,529
Extraordinary item – early extinguishment of debt	(1,817)	(332)	—	—
Net income	25,796	25,716	19,763	11,529
Preferred distributions	(2,030)	(4,937)	(4,938)	(4,937)
Net income available for common shareholders	23,766	20,779	14,825	6,592
Per common share data:				
Income before equity in earnings (loss) of equity investments, gain on sale of properties and extraordinary item	0.17	0.14	0.12	0.13
Income before gain on sale of properties and extraordinary item	0.19	0.16	0.11	0.05
Income before extraordinary item	0.19	0.16	0.11	0.05
Net income available for common shareholders	0.18	0.16	0.11	0.05

	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[1]
Revenues	$ 100,254	$ 101,045	$ 103,175	$ 100,532
Income before equity in earnings (loss) of equity investments, gain on sale of properties and extraordinary item	20,908	21,275	22,610	20,718
Equity in earnings (loss) of equity investments	5,542	5,452	3,941	18,345
Loss on equity transactions of equity investments	—	—	—	—
Income before gain on sale of properties and extraordinary item	26,450	26,727	26,551	39,063
Gain on sale of properties, net	—	1,978	4,620	17,977
Income before extraordinary item	26,450	28,705	31,171	57,040
Extraordinary item – early extinguishment of debt	—	—	(1,210)	116
Net income	26,450	28,705	29,961	57,156
Preferred distributions	—	—	—	—
Net income available for common shareholders	26,450	28,705	29,961	57,156
Per common share data:				
Income before equity in earnings (loss) of equity investments, gain on sale of properties and extraordinary item	0.16	0.16	0.17	0.16
Income before gain on sale of properties and extraordinary item	0.20	0.20	0.20	0.30
Income before extraordinary item	0.20	0.22	0.24	0.43
Net income available for common shareholders	0.20	0.22	0.23	0.43

(1) Included in equity in earnings (loss) of equity investments for the 2000 fourth quarter are the Company's share of SNH's net gain on foreclosures and lease terminations of $300,000, gain on the sale of properties of $13.5 million and $1.7 million of non-recurring general and administrative expenses arising from tenant bankruptcies and foreclosures, as described in Note 4.

NOTE 12. PRO FORMA INFORMATION (UNAUDITED)

On October 12, 1999, the Company spun-off 50.7% of its previously 100% owned subsidiary, SNH, by distributing 13,190,763 common shares of SNH to the Company's shareholders. Assuming the spin-off of SNH had occurred on January 1, 1999, unaudited 1999 pro forma total revenues, income before extraordinary item, net income available for common shareholders, income before extraordinary item per basic share and net income available for common shareholders per basic share, would have been $356.7 million, $92.1 million, $92.1 million, $0.70 and $0.70, respectively.

This pro forma data is not necessarily indicative of what the actual results of operations would have been for the year presented, nor do they purport to represent the results of operations for any future period. Differences could result from, but are not limited to, additional property sales or investments, changes in interest rates and changes in the debt and equity structure of the Company.

Corporate Information

EXECUTIVE OFFICES
HRPT Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617)332-3990
www.hrpreit.com

OFFICERS

John A. Mannix
President and Chief Operating Officer

John C. Popeo
Chief Financial Officer, Treasurer and Secretary

Jennifer B. Clark
Senior Vice President

David M. Lepore
Senior Vice President

BOARD OF TRUSTEES

Patrick F. Donelan*
Chairman and Chief Executive Officer
eSecLending (Europe) Ltd
London, England

Reverend Justinian Manning, C.P.*
Pastor of Saint Gabriel's Parish
Brighton, Massachusetts

Gerard M. Martin
Managing Trustee of HRPT, Director of REIT Management & Research LLC
Newton, Massachusetts

Barry M. Portnoy
Managing Trustee of HRPT, Chairman of REIT Management & Research LLC
Newton, Massachusetts

Frederick N. Zeytoonjian*
Chairman and Chief Executive Officer
Turf Products Corporation
Enfield, Connecticut

**Audit Committee Member*

INVESTMENT MANAGER
REIT Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT AUDITORS
Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N. A.
P.O. Box 43011
Providence, Rhode Island 02940-3011
(800)426-5523
www.equiserve.com

SENIOR NOTES TRUSTEE AND REGISTRAR
State Street Bank and Trust Company
2 Avenue de Lafayette
P.O. Box 778
Boston, Massachusetts 02102

MEMBER
National Association of Real Estate Investment Trusts

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Tuesday, May 7, 2002, 3:30 P. M. at the Sheraton Newton Hotel, 320 Washington Street, Newton, MA. All shareholders are invited to attend.

AVAILABLE INFORMATION
A copy of the HRPT Properties Trust 2001 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.hrpreit.com or by writing to Investor Relations at the executive office address.

STOCK MARKET DATA
The Company's Common Shares of Beneficial Interest are traded on the New York Stock Exchange (NYSE) under the symbol HRP. The following table sets forth for the periods indicated the high and low closing prices of the Company's Common Shares in 2000 and 2001 as reported on the NYSE Composite Tape:

Quarter Ended	High	Low
March 31, 2000	$ 10.44	$ 7.63
June 30, 2000	8.69	6.50
September 30, 2000	7.19	6.44
December 31, 2000	7.94	6.19
March 31, 2001	$ 8.28	$ 7.80
June 30, 2001	9.73	8.16
September 30, 2001	10.01	7.89
December 31, 2001	8.92	8.08

As of March 11, 2002, there were 4,304 holders of record of the Common Shares and the Company estimates that as of such date there were in excess of 94,000 beneficial owners of the Common Shares.

The closing price for the Company's Common Shares as reported on the NYSE Composite Tape on March 11, 2002, was $8.95.

DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN
HRPT Properties Trust offers its shareholders the opportunity to increase their investment in the Company through a Dividend Reinvestment and Cash Purchase Plan. This plan, administered by the Stock Transfer Agent and Registrar, EquiServe Trust Company, N.A., allows shareholders to reinvest their dividends and make additional cash payments to purchase common shares without paying service charges or commissions. For more information concerning the plan, please contact the Stock Transfer Agent and Registrar at (800)426-5523 or contact the Company.


HRP
HRPT
PROPERTIES TRUST

400 Centre Street, Newton Massachusetts 02458-2076 (617) 332-3990

HLRCM-AR-02